Exhibit 12.1

Affymetrix Inc.

Ratio of Earnings to Fixed Charges

1999 - 2004

	Three months ended March 31, 2004	Year ended December 31,
		2003	2002	2001	2000	1999

Earnings:

Income (loss) before provision for income taxes	$(974)	$16,848	$(929)	$(32,821)	$(53,390)	$(25,504)
Add back fixed charges:
Interest expense	6,057	17,358	19,730	19,880	18,364	2,270
Charge for unamortized bond issuance costs	3,777	1,694	—	—	—	—
Interest portion of rental expense	173	402	378	395	287	159
Total adjusted earnings	$9,033	$36,302	$19,179	$(12,546)	$(34,739)	$(23,075)

Fixed charges:
Interest expense	6,057	17,358	19,730	19,880	18,364	2,270
Charge for unamortized bond issuance costs	3,777	1,694	—	—	—	—
Interest portion of rent expense	173	402	378	395	287	159
Total fixed charges	$10,007	$19,454	$20,108	$20,275	$18,651	$2,429

Ratio of earnings to fixed charges	0.90	1.87	0.95
Deficiency of earnings to fixed charges				$32,821	$53,390	$25,504

	Three months ended March 31, 2004	Twelve months ended December 31, 2003

ProForma to reflect the redemption of our 2006 and 2007 Notes prior to fiscal year 2003

Earnings:
Income before provision for income taxes	$8,302	$33,723
Add back fixed charges:
Interest expense	359	1,380
Amortization of issuance costs	189	797
Interest portion of rental expense	173	402
Total adjusted earnings	9,033	36,302

Fixed charges:
Interest expense	$359	$1,380
Amortization of issuance costs	199	797
Interest portion of rental expense	179	402
Total fixed charges	$731	$2,576

ProForma ratio of earnings to fixed charges	12.4	14.1